SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           Schedule 13D**

              Under the Securities Exchange Act of 1934
                          (Amendment No.  )*

                          VTEL Corporation
                          (Name of Issuer)

                            Common Stock
                     (Title of Class of Securities)

                             918333105
                           (Cusip Number)

                        Barbara E. Shields
                  6300 Ridglea Place, Suite 1111
                     Fort Worth, Texas 76116
                         (817) 335-8282
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                         November 10, 2000
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 1,269,133, which constitutes approximately 5.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 24,824,352 shares outstanding.

1.   Name of Reporting Person:

     Marathon Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                           (a) /   /

                                           (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO (Funds Received from Advisory Clients)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                             /   /

6.   Citizenship or Place of Organization: Texas


               7.    Sole Voting Power: 400,000 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 400,000 (1)
Person
With
              10.   Shared Dispositive Power: -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     400,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                            /   /

13.   Percent of Class Represented by Amount in Row (11):  1.6%

14.   Type of Reporting Person: PN
------------
(1)   Power is exercised through its general partner, Marathon Fund
       Management, L.P.

1.   Name of Reporting Person:

     Corbin & Company

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO (Funds Received from Advisory Clients)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                   /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 714,450 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
              10.   Shared Dispositive Power: 714,450 (1)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      714,450

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                            /   /

13.   Percent of Class Represented by Amount in Row (11):  2.9%

14.   Type of Reporting Person: IA
------------
(1) Power is exercised through its Chairman, President and Chief Investment Officer, David A. Corbin.

1.   Name of Reporting Person:

     Western Research & Management, L.L.C.

2.   Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO (Funds Received from Advisory Clients)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                 /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 152,183 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
              10.   Shared Dispositive Power: 152,183 (1)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      152,183

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                    /   /

13.   Percent of Class Represented by Amount in Row (11):  0.6%

14.   Type of Reporting Person: IA
------------
(1) Power is exercised through its President and Chief Investment Officer, Donald M. Woodard, Jr.

Item 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock (the "Stock") of VTEL Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 108 Wild Basin Road, Austin, Texas 78746.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of Marathon Fund, L.P. ("Marathon"), Corbin & Company ("Corbin & Co.") and Western Research & Management, L.L.C. ("Western")(collectively, the "Reporting Persons"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to Marathon Fund Management, L.P. ("Marathon Management"), Siria, L.L.C., ("Siria"), Donald M. Woodard, Jr. ("Woodard") and David A. Corbin ("Corbin") (the "Controlling Persons"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

     (b) - (c)

     MARATHON

     Marathon is a Texas limited partnership, the principal business of which is investing in marketable securities. The principal business address of Marathon, which also serves as its principal office, is 6300 Ridglea Place, Suite 1111, Fort Worth, Texas 76116.

     MARATHON MANAGEMENT

     Marathon Management is a Texas limited partnership, the principal business of which is serving as the general partner of Marathon. The principal business address of Marathon Management, which also serves as its principal office, is 6300 Ridglea Place, Suite 1111, Fort Worth, Texas 76116.

     WESTERN

     Western is a Texas limited liability company, the principal business of which is investing in marketable securities. The principal business address of Western, which also serves as its principal office, is University Centre I, Suite 600, 1300 South University Drive, Fort Worth, Texas 76107.
Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each member, executive officer and controlling person of Western are as follows:

                         Residence or             Principal Occupation
Name                     Business Address         or Employment

Donald M. Woodard, Jr.   University Centre I      President and member of
                         Suite 600                Siria and President and
                         1300 South University    Chief Investment Officer
                           Drive                  of Western
                         Fort Worth, Texas 76107

Blake Woodard            University Centre I      Secretary and Treasurer
                         Suite 600                of Western
                         1300 South University
                           Drive
                         Fort Worth, Texas 76107

     SIRIA

     Siria is a Texas limited liability company, the principal business of which is serving as the general partner of Marathon Management. The principal business address of Siria, which also serves as its principal office, is 6300 Ridglea Place, Suite 1111, Fort Worth, Texas 76116. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each member, executive officer and controlling person of Siria are as follows:

                         Residence or             Principal Occupation
Name                     Business Address         or Employment

Donald M. Woodard, Jr.   University Centre I      President and member of
                         Suite 600                Siria and President and
                         1300 South University    Chief Investment Officer
                           Drive                  of Western
                         Fort Worth, Texas 76107

David A. Corbin          6300 Ridglea Place       Chairman, President and
                         Suite 1111               Chief Investment Officer
                         Fort Worth, Texas 76116  of Corbin & Co.,
                                                  Secretary, Treasurer and
                                                  member of Siria

     WOODARD

     Woodard is the President and Chief Investment Officer for Western Research and Management, L.L.C., an investment advisory firm, and the President and a member of Siria. The principal business address of Woodard, which also serves as his principal office, is University Centre I, Suite 600, 1300 South University Drive, Fort Worth, Texas 76107.

     CORBIN & CO.

     Corbin & Co. is a Texas corporation, the principal business of which is providing investment advisory services to third parties. The principal business address of Corbin & Co., which also serves as its principal office, is 6300 Ridglea Place, Suite 1111, Fort Worth, Texas 76116. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Corbin & Co. are as follows:

                         Residence or             Principal Occupation
Name                     Business Address         or Employment

David A. Corbin          6300 Ridglea Place       Chairman, President and
                         Suite 1111               Chief Investment Officer
                         Fort Worth, Texas 76116  of Corbin & Co.

David F. Corbin          6300 Ridglea Place       Chief Financial Officer/
                         Suite 1111               Chief Operations Officer
                         Fort Worth, Texas 76116  of Corbin & Co.

Barbara E. Shields       6300 Ridglea Place       Vice President for Client
                         Suite 1111               Relations and Legal
                         Fort Worth, Texas 76116  Affairs, Corbin & Co.

     CORBIN

     Corbin is the Chairman, President and Chief Investment Officer of Corbin & Co. and a member of Siria. The principal business address of Corbin, which also serves as his principal office, is 6300 Ridglea Place, Suite 1111, Fort Worth, Texas 76116.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used by the Item 2 Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

Marathon            Other (1)                $1,444,853.64

Corbin & Co.        Other (1)                $3,707,510.50 (2)

Western             Other (1)                $  554,519.78

Woodard             Personal funds           $    7,151.85

(1)  Funds were received from investment advisory clients.
(2) This figure represents the total amount expended by Corbin & Co. for all purchases of shares of the Stock without subtracting transfers to clients in connection with the closing of client accounts (with such transfers being valued at cost); therefore, such figure does not represent Corbin & Co.'s net investment in shares of the Stock. Corbin & Co.'s net investment in shares of the Stock is $3,015,243.14.

Item 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons have had discussions with management of the Issuer concerning alternatives regarding maximization of shareholder value as well as various operational and financial aspects of the Issuer's business. On November 9, 2000, Marathon delivered to the Issuer's Board of Directors a letter, a copy of which is attached hereto as Exhibit 99.1, setting forth proposals for the Board's consideration relating to maximization of shareholder value. These proposals include a share repurchase program, the sale of portions of the business and changes in the Board of Directors, or liquidation of the company.

     The Reporting Persons acquired the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional shares of the Stock in the open market or in private transactions. Depending on the same factors, the Reporting Persons may sell all or a portion of the shares of the Stock on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)

Reporting Persons

     MARATHON

     The aggregate number of shares of the Stock that Marathon owns beneficially, pursuant to Rule 13d-3 of the Act, is 400,000, which constitutes approximately 1.6% of the outstanding shares of the Stock.

     CORBIN & CO.

     The aggregate number of shares of the Stock that Corbin & Co. owns beneficially, pursuant to Rule 13d-3 of the Act, is 714,450, which constitutes approximately 2.9% of the outstanding shares of the Stock.

     WESTERN

     The aggregate number of shares of the Stock that Western owns beneficially, pursuant to Rule 13d-3 of the Act, is 152,183, which constitutes approximately 0.6% of the outstanding shares of the Stock.

Controlling Persons

     MARATHON MANAGEMENT

     Because of its position as general partner of Marathon, Marathon Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 400,000 shares of the Stock, which constitutes approximately 1.6% of the outstanding shares of the Stock.

     SIRIA

     Because of its position as general partner of Marathon Management, the general partner of Marathon, Siria may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 400,000 shares of the Stock, which constitutes approximately 1.6% of the outstanding shares of the Stock.

     WOODARD

     Because of his position as President of Siria, the general partner of Marathon Management, the general partner of Marathon, and his position as President and Chief Investment Officer of Western, Woodard may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 552,183 shares of the Stock in the aggregate, which, in addition to his personal holdings of 2,500 shares of the Stock, constitutes approximately 2.2% of the outstanding shares of the Stock.

     CORBIN

     Because of his positions as Chairman, President and Chief Investment Officer of Corbin & Co., Corbin may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 714,450 shares of the Stock, which constitutes approximately 2.9% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any shares of the Stock.

     (b)

Reporting Persons

     MARATHON

     Acting through Woodard, the President of Siria, the general partner of Marathon Management, the general partner of Marathon, Marathon has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400,000 shares of the Stock.

     CORBIN & CO.

     Acting through Corbin, its Chairman, President and Chief Investment Officer, Corbin & Co. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 714,450 shares of the Stock.

     WESTERN

     Acting through Woodard, its President and Chief Investment Officer, Western has the shared power to vote or to direct the vote and to dispose or direct the disposition of 152,183 shares of the Stock.

Controlling Persons

     MARATHON MANAGEMENT

     As the general partner of Marathon, Marathon Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400,000 shares of the Stock.

     SIRIA

     As the general partner of Marathon Management, the general partner of Marathon, Siria has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400,000 shares of the Stock.

     WOODARD

     As the President of Siria, the general partner of Marathon Management, the general partner of Marathon, Woodard has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400,000 shares of the Stock. As the President and Chief Investment Officer of Western, Woodard has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 152,183 shares of the Stock. As an individual holder of the Stock, Woodard has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,500 shares of the Stock.

     CORBIN

     As Chairman, President and Chief Investment Officer of Corbin & Co., Corbin has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 714,450 shares of the Stock.

     (c) During the last 60 days, Corbin & Co. and Marathon have purchased shares of the Stock in open market transactions over the counter as follows:

REPORTING                      NUMBER OF SHARES    PRICE PER
PERSON           DATE              PURCHASED          SHARE

Corbin & Co.    09/11/00             5,000           $ 2.97
Marathon        09/12/00            21,100           $ 2.85
Corbin & Co.    09/21/00            10,000           $ 2.69
Marathon        10/09/00            20,000           $ 2.13
Marathon        10/12/00             8,700           $ 1.75
Corbin & Co.    10/13/00             4,900           $ 1.88
Corbin & Co.    10/17/00            20,000           $ 2.00
Corbin & Co.    10/18/00             6,400           $ 1.88
Corbin & Co.    10/19/00            20,000           $ 1.97
Corbin & Co.    10/31/00            21,100           $ 1.82
Marathon        11/06/00            24,000           $ 1.82
Marathon        11/07/00            42,100           $ 1.95
Marathon        11/08/00             2,000           $ 1.88
Marathon        11/09/00            23,200           $ 1.94
Corbin & Co.    11/09/00            67,800           $ 1.95
Corbin & Co.    11/10/00            35,200           $ 1.99

     In addition, on October 20, 2000, Corbin & Co. transferred 119,602 shares to clients in connection with the closing of client accounts.

     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the Stock during the past 60 days.

     (d) All of the shares of the Stock reported herein, with the exception of the Stock held by Woodard individually, are owned by Marathon or the advisory clients of Corbin & Co. and Western, who have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Stock. To the best knowledge of Marathon, Corbin & Co. and Western, no client of Marathon, Corbin & Co. and Western has an interest in dividends or sale proceeds that relates to 5% or more of the outstanding shares of the Stock.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Attached hereto as Exhibit 99.1 is a letter from Marathon to the Issuer's Board of Directors, dated November 9, 2000.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Letter from Marathon to the Issuer's Board of Directors, dated November 9, 2000.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: November 17, 2000


                              MARATHON FUND, L.P.

                              By:  Marathon Fund Management, L.P.,
                                     general partner

                              By:  Siria, L.L.C., general partner


                              By: /s/ Donald M. Woodard, Jr.
                                  Donald M. Woodard, Jr., President




                              CORBIN & COMPANY


                              By: /s/ Barbara E. Shields
                                  Barbara E. Shields, Vice President
                                  for Client Relations and Legal Affairs




                              WESTERN RESEARCH & MANAGEMENT, L.L.C.


                              By: /s/ Donald M. Woodard, Jr.
                                  Donald M. Woodard, Jr., President






                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Letter from Marathon to the Issuer's Board of Directors, dated November 9, 2000.